For:              Fast Food Operators, Inc.
                        42-40 Bell Boulevard, Suite 200
                        Bayside, New York 11361


      Company Contact:  Daniel A. Poganski, Secretary


    FOR IMMEDIATE RELEASE


     FAST FOOD OPERATORS, INC. ANNOUNCES OFFER TO PURCHASE
               SUBSTANTIALLY ALL OF ITS ASSETS

         Bayside, NY. April 29, 1998. Fast Food Operators, Inc. (NASDAQ: POPI) (the "Company") today announced that it has received a verbal offer to purchase substantially all of its assets. The offer, in the amount of $900,000 for four of the Company's restaurants, was made by Gary Monie, a former
    Vice President of the Company. Since resigning this position in the fall of 1995, Mr. Monie has continued to provide restaurant operation supervisory services for the Company, as a consultant.

         Any sale by the Company of substantially all of its assets is subject to certain conditions, including acceptance of the offer, execution of a definitive asset purchase agreement and the approval of the board of directors and shareholders of the Company. Such approval by the shareholders will require the Company to prepare and file a proxy statement with the Securities and Exchange Commission.